June 14, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Joe McCann

                     Aric-James Prazeres

Re:	Arcellx, Inc.
Registration Statement on Form S-1
(File No. 333-265573)

Acceleration Request
	Requested Date:	Thursday, June 16, 2022
	Requested Time:	9:00 A.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Arcellx, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-265573) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable, or at such other time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Dan Koeppen at (858) 350-2393.

The Company understands that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

[Signature page follows]

* * * *

Sincerely,

ARCELLX, INC.

/s/ Rami Elghandour
Rami Elghandour
Chief Executive Officer

cc:	Rami Elghandour, Arcellx, Inc.
Michelle Gilson, Arcellx, Inc.
Christopher Heery, M.D., Arcellx, Inc.

Dan Koeppen, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.
Robert Wernli, Wilson Sonsini Goodrich & Rosati, P.C.
David Sharon, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP
Jeffries L. Oliver-Li, Wilmer Cutler Pickering Hale and Dorr LLP